Mail Stop 4561

June 5, 2007

VIA U.S. MAIL AND FAX (415) 381-1773

Mr. George E. Bull, III
Chief Executive Officer
Redwood Trust, Inc.
One Belvedere Place, Suite 300
Mill Valley, CA 94941

      Re: **Redwood Trust, Inc.**
             Form 10-K for the year ended December 31, 2006
             Filed February 20, 2007
             File No. 001-13759

Dear Mr. Bull:

      We have completed our review of your Form 10-K and do not, at this time, have any further comments.

                    Sincerely,

                    Daniel L. Gordon
                    Branch Chief